OPPENHEIMER EQUITY INCOME FUND, INC.
Period Ending 10-31-07
Exhibit 77 E

A complaint was filed as a putative class action against OppenheimerFunds, Inc. ("OFI"), OppenheimerFunds Services ("OFS") and OppenheimerFunds Distributor, Inc. ("OFDI") (and other defendants) in the U.S. District Court for the Southern District of New York on January 10, 2005, and was amended on March 4, 2005. The complaint alleged, among other things, that OFI charged excessive fees for distribution and other costs of certain Oppenheimer funds, and that by permitting and/or participating in those actions, the Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Seven of the eight counts in the complaint, including the claims against certain of the Oppenheimer funds, as nominal defendants, and against certain present and former Directors, Trustees and officers of the funds, and OFDI, as defendants, were dismissed with prejudice, by court order dated March 10, 2006, in response to motions to dismiss the suit that had been filed by the defendants. The remaining count against OFI and OFS was dismissed with prejudice by court order dated April 5, 2006. On May 11, 2006, plaintiffs filed a notice of appeal of the March 10 and April 5 decisions with the United States District Court for the Southern District of New York. On date July 26, 2006, this appeal was stayed by Stipulation of the parties, which provided that the appeal would be terminated by March 30, 2007 unless plaintiffs filed a written notice to reactivate it with the of the United States Court of Appeals for the Second Circuit. According to Court records, no such notice of reinstatement was filed by that date. Consequently, the case has been terminated, and the March 10, 2006 and April 5, 2006 Orders of the District Court dismissing all claims against defendants are now final and are not be subject to further appeals.